02044499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 333-13428

SIEMENS SAVINGS PLAN FOR HOURLY EMPLOYEES

(Full title of the Plans and the address of the Plans, if different from that of issuer named above)

Siemens Aktiengesellschaft
Siemens Corporation
153 East 53rd Street
New York, NY 10022

(Name of issuer of the securities held pursuant to the Plans and the address of its Agent for Service)

SIEMENS CORPORATION SAVINGS PLANS

Individual Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

SIEMENS CORPORATION SAVINGS PLANS

Table of Contents

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the participants of the Siemens Savings Plans
and the Siemens Administrative and Investment Committees:

We have audited the accompanying individual statements of net assets available for benefits of the Siemens Savings Plan, Siemens Savings Plan for Union Employees and Siemens Savings Plan for Hourly Employees (collectively, the Plans or the Siemens Savings Plans) as of December 31, 2001 and 2000, and the related individual statements of changes in net assets available for benefits for the year ended December 31, 2001. These individual financial statements are the responsibility of the Plans' management. Our responsibility is to express opinions on these individual financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the individual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic individual financial statements taken as a whole. The individual supplemental schedules H, line 4i – schedule of assets (held at end of year) are presented for purposes of additional analysis and are not a required part of the basic individual financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These individual supplemental schedules are the responsibility of the Plans' management. These individual supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic individual statements taken as a whole.

KPMG LLP

June 21, 2002

SIEMENS CORPORATION
SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits

December 31, 2001

	Savings Plan	Hourly Plan	Union Plan
Assets:			
Investment in the net assets of the Master Trust for Siemens Savings Plans (note 7)	$ 3,186,753,514	293,929,411	89,171,905
Participants' loans receivable	73,638,041	13,486,865	3,846,299
Net assets available for benefits	$ 3,260,391,555	307,416,276	93,018,204

See accompanying notes to individual financial statements.

SIEMENS CORPORATION
SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits

December 31, 2000

	Savings Plan	Hourly Plan	Union Plan
Assets:			
Investment in the net assets of the Master Trust for Siemens Savings Plans (note 7)	$ 2,847,088,262	163,284,991	74,854,866
Participants' loans receivable	72,162,450	11,381,566	3,340,288
Employer contributions receivable	45,226,800	6,624,000	4,761,000
Net assets available for benefits	$ 2,964,477,512	181,290,557	82,956,154

See accompanying notes to individual financial statements.

SIEMENS CORPORATION
SAVINGS PLANS

Individual Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

	Savings Plan	Hourly Plan	Union Plan
Additions:			
Additions to net assets attributed to:			
Plan's share of the net investment income (loss) of the Master Trust for Siemens Savings Plans (note 7):			
Net depreciation in fair value of investments	$ (237,795,524)	(13,340,210)	(5,970,544)
Interest	60,563,885	6,694,918	2,434,625
Dividends	40,947,278	2,392,999	644,312
Interest on participants' loans	5,764,986	951,548	290,356
Total investment loss	(130,519,375)	(3,300,745)	(2,601,251)
Contributions:			
Participants	240,109,197	25,240,304	6,785,584
Employer	73,980,376	8,477,867	2,056,685
	314,089,573	33,718,171	8,842,269
Total additions	183,570,198	30,417,426	6,241,018
Deductions:			
Deductions from net assets attributed to:			
Benefits paid to participants	199,235,526	23,197,352	5,853,330
Plan expenses	6,418,894	421,156	168,028
Total deductions	205,654,420	23,618,508	6,021,358
Net (decrease) increase in net assets prior to net asset transfers	(22,084,222)	6,798,918	219,660
Asset transfers, net (note 10)	317,998,265	119,326,801	9,842,390
Net increase	295,914,043	126,125,719	10,062,050
Net assets available for benefits:			
At beginning of year	2,964,477,512	181,290,557	82,956,154
At end of year	$ 3,260,391,555	307,416,276	93,018,204

See accompanying notes to individual financial statements.

(1) Description of Plans

The following description of the Siemens Savings Plan (the Savings Plan), the Siemens Savings Plan for Hourly Employees (the Hourly Plan), and the Siemens Savings Plan for Union Employees (the Union Plan) (collectively the Plans or the Siemens Savings Plans) is provided for general information purposes only. Participants should refer to each Plans' document for a more complete description of each Plans' provisions.

General

The Plans are defined contribution plans sponsored by Siemens Corporation (the Company), a wholly owned subsidiary of Siemens AG, which cover salaried, hourly, and union employees of the Company, its affiliates and other participating companies. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plans generally define an employee as any person employed by the Company or any affiliated or participating company provided the person is residing in the United States and is receiving United States source income.

Participation in the Savings Plan is available to any salaried employee who is employed by the Company or a participating company other than leased employees, non-residents or aliens or anyone employed on a temporary basis for not more than twelve months. Participation in the Hourly Plan is available to all hourly-paid employees of the Company. Prior to January 1, 2001, only hourly-paid participants of certain participating companies were eligible to participate in the Hourly Plan. Unless expressly approved by the Company, employees covered by a collective bargaining agreement or by another Company-sponsored a participant are excluded from participation in the Savings Plan and Hourly Plan. The Union Plan defines employee as any person employed by the Company or any affiliated company and covered by a collective bargaining agreement, provided that said person is residing in the U.S. and is receiving U.S. source income.

Eligible employees may enroll in the Plans on any day following their date of employment. Effective January 1, 2001, for the Savings Plan and the Hourly Plan, and effective October 1, 2001 for the Union Plan, newly hired employees who are eligible to participate in the respective plans automatically become participants and will have a tax-deferred contribution of 3% of the employee's compensation withheld unless the employee affirmatively indicates that he or she does not want to participate in the plan, wants to participate at a different rate, or on a basis other than tax deferred contributions. The automatic contribution will be invested in the Stable Value Fund unless otherwise indicated.

As a result of acquisitions during 2001, employees from certain companies became eligible to participate in one or more of the Plans as of the effective dates outlined in note 10. In addition, assets and liabilities of participants in plans associated with these companies (the Prior Plans) were transferred into one or more of the Plans as outlined in note 10. Prior service under each Prior Plan is recognized as stated in each Plans' document. Generally, service that was recognized under the Prior Plans is recognized as continued employment for eligibility and vesting purposes under the Plans. All employees who transferred into the Plans from Prior Plans were fully vested in their Prior Plans' account balance except for employees of Shared Medical Systems (SMS). Employees of SMS became vested according to the Savings Plan vesting provisions.

(Continued)

As a result of sales of affiliated companies, the assets and liabilities of participants for the companies listed in note 10 were transferred out of one or more of the Plans into plans established by the acquiring company.

Administration

The Administrative Committee and the Investment Committee of the Company are responsible for administering the Plans' operations and monitoring plan investments. The nine-person Administrative Committee is composed of the Director of Employee Benefits of the Company, the Vice President/Controller of the Company, and seven Vice Presidents from the Company's affiliates who are appointed by the Vice President of Human Resources of the Company. The six-person Investment Committee is composed of the Chairman/Executive Vice President and Chief Financial Officer of the Company, the Senior Vice President/General Counsel and Secretary of the Company, the Vice President/Controller of the Company, the Vice President of Human Resources, the Vice President of Corporate Development and the Vice President/Treasurer who are appointed by the Board of Directors of the Company.

Contributions

Effective July 1, 2001, participants in the Savings Plan and Hourly Plan could elect to contribute from 2% to 18%, in 1% increments, of their annual compensation, as defined by each of the Plans' documents. Prior to July 1, 2001, the maximum contribution to the Savings Plan and Hourly Plan for employee contributions was 16% of compensation. Effective October 1, 2001, participants in the Union Plan could elect to contribute from 2% to 18% of compensation. Prior to October 1, 2001, the maximum contribution to the Union Plan was 16% of compensation. Participants may make contributions on a tax-deferred basis, an after-tax basis, or a combination of tax-deferred and after-tax.

For most participating companies, the Company matches 50% of the participant's contribution on the first 6% of the participant's compensation contributed to the Plans. Effective January 1, 2001, the Savings Plan was amended to increase the Company's matching contribution to 75% of the participant's contribution on the first 6% of participant's contribution to the Savings Plan for certain operating companies.

The Managing Board of Siemens AG approved a special one-time stock award (the Let's Share Contribution) in recognition of the exceptional worldwide results of Siemens AG in 2000. The Let's Share Contribution was $1,800 of Siemens AG American Depositary Receipts (Siemens ADR) purchased on May 10, 2001 for each eligible employee. The Let's Share Contribution was made to the Plans on June 1, 2001 when the Siemens ADR were deposited in the Siemens AG Stock Fund and the value of the Siemens ADR was added to each participant's account. As a result, net assets available for benefits at December 31, 2000 include a Company contribution receivable of $45,226,800, $6,624,000, and $4,761,000 to the Savings Plan, the Hourly Plan, and the Union Plan, respectively. The Let's Share Contribution and earnings thereon are restricted to investments in the Siemens AG Stock Fund for as long as the participant is employed with the Company and for as long as the participant maintains an account balance in the Plan. In addition, the Let's Share Contributions and earnings thereon are not available for withdrawals or loans and they will be excluded from the calculation of a participant's eligible loan balance. Effective June 1, 2001, the Plans were amended to allow participants to direct contributions and transfer existing balances into or out of the Siemens AG Stock Fund.

Effective March 1, 2001, participants whose employment with the Company is terminated will have the option to deposit lump sum amounts they may receive from the Siemens Pension Plan directly into one of the Plans if they were a participant as of their last day of employment with the Company.

As dictated by the Internal Revenue Service (IRS), the maximum combined participant and employer contributions to a participant's account for a plan year is limited to the lesser of $35,000 and $30,000 for 2001 and 2000 respectively or 25% of the participant's annual compensation. The IRS has limited a participant's annual tax-deferred contribution to $10,500 for both the 2001 and 2000 calendar years. Other IRS limits exist for certain highly compensated employees participating in the Plans.

Investment Options

Each participant may direct his or her contributions to the following funds within the Master Trust:

a) Stable Value Fund (formerly the Fixed Rate Fund),
b) Indexed Equity Fund,
c) Balanced Fund (discontinued effective March 1, 2001),
d) International Equity Fund,
e) Large Cap Growth Fund,
f) LifePath Fund,
g) Managed Equity Fund,
h) Intermediate-Term Bond Fund,
i) Small Cap Equity Fund,
j) Siemens AG Stock Fund (added effective June 1, 2001), or
k) Any combination of the above, provided that a multiple of at least 1% is directed to each fund selected.

The Plans allow participants to change their investment elections prospectively and to transfer their funds between investment accounts on any business day. The Plans also allow participants to change their contribution percentages daily. Participants may cease their contributions at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, and the Plans' earnings or losses (net of plan expenses). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants' contributions and earnings thereon are fully vested at all times. Except for the Let's Share contribution, Company contributions and earnings thereon become 40% vested after two years of continuous employment and continue to vest at an annual rate of 20%, to 100% after five years of continuous employment with the Company, its subsidiaries and affiliates. The Let's Share Contribution and earnings thereon are fully vested at all times. In addition, participants are 100% vested in the Company's contributions and earnings thereon upon normal retirement, death, total or permanent disability, complete or partial termination of the Plans, complete discontinuance of Company contributions, permanent layoff, or transfer (without intervening employment) to an affiliated company outside the United States which does not participate in one of the Plans.

(Continued)

For employer contributions made subsequent to the effective date of a Company subsidiary or affiliate plan's merger into the Plans, former participants of the originating plan vest according to the Plans' schedule. Prior service under each originating plan is recognized as stated in the Plans' documents.

Participant Loans

The Plans allow participants to borrow amounts equal to or less than 50% of their vested account balance, up to a maximum of $50,000. The term of a loan shall not exceed five years for loans prior to July 1, 2001 or four years for loans subsequent to June 30, 2001 (a thirty year loan term is permitted in cases where the loan proceeds are used to purchase the participant's principal residence). The balance in the participant's account secures the loans and the loans bear interest at a "reasonable rate" as established periodically by the Administrative Committee. Loans outstanding at the time participants leave their plan are termed "loan cancellations" and are treated as disbursements from the plan if not repaid within 90 days. Principal and interest are paid ratably during the year through payroll deductions.

Payment of Benefits

The Plans disburse funds in the form of a single lump sum for participant in-service withdrawals and terminations of participation as a result of the following: retirement, death, total or permanent disability, permanent layoff, termination of employment with the Company, or transfer to an affiliated company outside the United States which does not participate in one of the Plans. Vested benefits of $5,000 or less at the time of termination will automatically be paid out as a lump sum. Effective March 1, 2001, participants can elect to receive up to two partial lump sum payments each calendar year without requiring installment payments.

(2) Summary of Accounting Policies

Method of Accounting

The financial statements of the Plans have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The assets of each plan are held in the Master Trust for Siemens Savings Plans (the Master Trust), along with assets of certain other Company-sponsored defined contribution plans. Unit values represent the proportionate participation in the Master Trust's funds and include earnings from realized and unrealized appreciation and depreciation of the funds' investments, accruals for asset transfers, less investment-related fees and expenses charged to the funds. Investments in mutual funds, pooled funds, and short-term investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the general public. Investments in collective investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the Master Trust. Investments in common stock and American Depository Receipts (ADRs) are valued at the closing market price as established on the

(Continued)

appropriate national securities exchange. Investment contracts with insurance companies and other financial institutions are valued at contract value because such investments are fully benefit-responsive. Contract value represents contributions made under the contract, plus interest credited at the contract rate less distributions and administrative expenses. Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS (SFAS) No. 133, "*Accounting for Derivative Instruments and Hedging Activities.*" SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for the Plans for fiscal year 2001. SFAS No. 133 requires that all derivatives be reported at fair value and changes in fair values be recorded in earnings. As such, the effective portion of the gain or loss will be reported as a component of net appreciation (depreciation) in fair value of investments. Management has determined that the impact of SFAS No. 133 on the Plans' financial statements was immaterial.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Plan Expenses

All expenses of the Plans are charged to the Master Trust. For expenses that are not specific to an investment fund, such as administrative, trustee, and auditing expenses, an expense allocation is charged to the net asset balances of each investment fund on a daily basis. For expenses that are specific to an investment fund, such as investment manager fees, the contracted expense rate is charged to the specific investment fund's net assets on a daily basis and are included in the investment fund's reported income. Contracted expense rates vary based on the investment fund.

Forfeitures

Employees who terminate their employment with the Company or its affiliates forfeit their nonvested portion of Company contributions and earnings thereon. At December 31, 2001, forfeited nonvested accounts totaled $750,642, $74,239, and $0 for the Savings Plans, the Hourly Plan, and the Union Plan, respectively. Such forfeitures are applied to reduce future employer contributions. During 2000, employer contributions for the Savings Plan, the Hourly Plan, and the Union Plan were reduced by $1,806,069, $243,436, and $19,906, respectively, from forfeited nonvested accounts.

(3) Parties in Interest

Four members of the Investment Committee and five members of the Administrative Committee are members of the Savings Plan.

(4) Plan Termination

The Company intends to continue the Plans indefinitely without interruption, but reserves the right to discontinue them at any time. In the event that a termination of any of the Plans should occur, the value of each participant's account (including Company contributions and earnings thereon) shall become fully vested.

(5) Tax Status of the Plans

The Internal Revenue Service (IRS) has issued determination letters dated May 7, 1996 for the Savings Plan, March 10, 1998 for the Hourly Plan, and May 7, 1996 for the Union Plan advising that the Plans, as amended and restated through October 1, 1994, April 2, 1997, and October 1, 1994, respectively, qualify for tax-exempt status pursuant to the provisions of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes. The Plans' administration and management of the Company believe that the Plans, as subsequently amended, conform to ERISA requirements and continue to qualify as tax exempt under the Internal Revenue Code. The Company intends to secure a determination that each of the Plans continue to be qualified under Section 401(a) of the Internal Revenue Code.

The Plans' documents were amended effective 2001 to comply with the requirements of GUST. The GUST amendments relate to a series of tax laws, which amend the tax qualification requirements for employee benefit plans. The Plans are in the process of filing for new IRS determination letters with the IRS.

(6) Non-Participant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

December 31, 2001		**Savings Plan**	**Hourly Plan**	**Union Plan**
Net assets:				
Siemens AG Stock Fund	$	33,878,783	7,247,905	3,563,476
December 31, 2000				
Net assets:				
Employer contributions receivable (note 1)	$	45,226,800	6,624,000	4,761,000
Year ended December 31, 2001				
Changes in net assets:				
Net depreciation in fair value of investments	$	(5,312,700)	(1,144,280)	(550,356)
Benefits paid to participants		(2,360,094)	(767,876)	(256,723)
Transfers to other investment funds, net		(303,480)	(29,750)	(1,494)
Asset transfers, net *		(3,371,743)	2,565,811	(388,951)
Net (decrease) increase	$	(11,348,017)	623,905	(1,197,524)

* Includes transfers between the Plans and transfers in/out of the Plans as detailed in note 10.

(Continued)

(7) Investment in Master Trust

All of the Plans' investments are in the Master Trust, which was established for the investment of assets of the Plans and certain other Company-sponsored defined contribution plans. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust are held by Bankers Trust Company, a subsidiary of Deutsche Bank.

At December 31, 2001 and 2000, each of the Plans' interest in the net assets of the Master Trust were approximately as follows:

	2001	2000
Savings Plan	85.2%	87.6%
Hourly Plan	7.9%	5.0%
Union Plan	2.4%	2.3%

Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual Company-sponsored plans on a daily weighted average basis. Master Trust amounts are prepared on the accrual basis of accounting from records prepared by Bankers Trust Company.

The following table presents the fair values of investments for the Master Trust at December 31, 2001 and 2000:

	2001	2000
Stable Value Fund (formerly the Fixed Rate Fund)	$ 1,234,949,447	1,033,931,913
Indexed Equity Fund	525,722,289	590,218,411
Balanced Fund	—	132,047,178
International Equity Fund	177,744,841	222,085,570
Large Cap Growth Fund	392,375,795	390,656,347
LifePath Fund	270,109,040	128,252,697
Managed Equity Fund	576,599,072	526,274,943
Intermediate-Term Bond Fund	232,097,058	91,200,364
Small Cap Equity Fund	228,553,698	130,324,998
Siemens AG Stock Fund	102,219,074	—
Frozen Stock Funds*	1,837,441	5,072,388
Net assets of the Master Trust	$ 3,742,207,755	3,250,064,809

* This investment option is not available to participants in the Plans.

The total investment income (loss) of the Master Trust for the year ended December 31, 2001 is as follows:

Net depreciation in fair value of investments:	
Common collective funds	$ (150,652,618)
Mutual funds	(122,954,548)
Common stock	(484,766)
	(274,091,932)
Interest	71,299,110
Dividends	46,191,056
Total investment loss of the Master Trust	$ (156,601,766)

Related Party Transactions

For the year ended December 31, 2001, the Master Trust purchased 1,933,322 shares of Siemens ADRs with a fair market value of $122,363,697 and sold 426,194 shares for proceeds of $24,151,636, resulting in a loss of $3,734,337. At December 31, 2001, the cost and market value of the Siemens AG Stock Fund was $98,010,821 and $102,219,074 which represents 2.8% and 2.7% of the Master Trust's total cost and total market value, respectively. Deutsche Bank Securities, Inc. executes the securities transactions in connection with participant directions to buy or sell ADRs of the Siemens AG Stock Fund. A per share brokerage commission is charged by Deutsche Bank Securities, Inc. Deutsche Bank Securities, Inc., was paid $33,260 in brokerage fees during 2001.

(8) Investments

The following description of the Master Trust's investments relates only to the investment options that are available to the Plans' participants. The information is provided for general information purposes only and participants should refer to the fund's prospectus and annual report for more complete information.

Stable Value Fund (formerly the Fixed Rate Fund)

Effective as of October 1, 2001, the interest rate paid became a floating rate, meaning the fund's investment manager, PRIMCO Capital Management, recalculates the rate daily. To reflect this change, the Fixed Rate Fund was renamed the Stable Value Fund. The fund's assets are invested primarily in investment contracts with insurance companies, banks, and other financial institutions. The objective of this fund is to provide liquidity and safety of principal while providing a higher return over time than the return offered by money market funds.

Employer and participant contributions invested in the investment contracts as well as interest credited thereon are guaranteed by the financial institution that issues the investment contract and not by the Company. The investment contracts are fully benefit-responsive and are maintained at contract value. At December 31, 2001 and 2000, the contract value of the investment contracts approximated market value. The contracts are credited with interest at rates which are declared by each financial institution each calendar year based on the expected future investment performance of the underlying assets in the portfolios, earnings from anticipated contributions during the year, and actual investment experience from the prior year. The overall credit quality of the assets in each separately managed account will not be below an investment grade of A.

Prior to October 1, 2001, the interest rate (Blended Rate) credited to the participants' accounts each calendar year was determined through weighted average calculations of the interest rates declared by the financial institutions. The credited interest rate normally remained unchanged for a one-year period; however, in the event of significant economic developments, such rate may change during a calendar-year period.

Such changes, if necessary, would be made on a prospective basis only. The Blended Rate for the Fixed Rate Fund was 6.00% from July 1, 1999 to July 31, 2000, 6.25% from August 1, 2000 to December 31, 2000, 6.45% from January 1, 2001 to June 30, 2001, 6% from July 1, 2001 to September 30, 2001. The average rate for the Stable Value Fund was 6.3% from October 1, 2001 to December 31, 2001.

The contract value of the fund's assets and the related rating of the issuer or rating of the security as determined by PRIMCO Capital Management, Inc. or Standard and Poor's (S&P) at December 31, 2001 are as follows:

JPMorgan Chase Bank (formerly Chase Manhattan Bank)	$ 193,319,193	AAA	(*)
State Street Bank and Trust	184,633,655	AAA	(*)
Bank of America NT & SA	181,048,875	AAA	(*)
Monumental Life Insurance Company	170,461,411	AAA	(*)
Allstate Life Insurance Company	119,201,042	AAA	(*)
UBS AG	66,079,815	AA-	(*)
UBS AG	55,902,690	AAA	(*)
Aetna Life Insurance & Annuity Company	29,515,555	AAA	(*)
Caisse des Depots (CDC)	28,138,906	AAA	(*)
John Hancock Life Insurance Company	22,939,837	AA+	(*)
New York Life Insurance Company	22,328,755	AA+	(*)
Aetna Life Insurance Company	6,166,128	AA	(*)
Security-backed investments	1,079,735,862		
Monumental Life Insurance Company	26,339,894	AA+	
Metropolitan Life Insurance Company	20,415,756	AA	
Prudential – CapMAC Insured	16,627,501	AAA	(***)
John Hancock Life Insurance Company	14,168,814	AA+	
GE Life & Annuity Assurance Company	10,700,314	AA	
Jackson National Life	8,902,342	AAA	
Allstate Life Insurance Company	7,289,775	AA+	
Business Men's Assurance – MBIA Insured	5,931,914	AAA	(***)
Investment contracts	110,376,310		
Asset transfer – accrual (**)	8,657,348		
Cash and cash equivalents	32,726,681		
Income receivable and other, net	3,453,246		
Master Trust Investment in Stable Value Fund	$ 1,234,949,447		

(*) The rating is based on the average or implied credit ratings of the underlying assets (as determined by PRIMCO Capital Management, Inc.).

(**) Represents December 31, 2001 accrual for transfer of net assets to the Master Trust from other defined contribution plans (net).

(***) This investment was issued with a third-party insurance enhancement by an AAA-rated insurance company.

The contract value of the fund's assets and the related rating of the issuer or rating of the security as determined by PRIMCO Capital Management, Inc. or S&P at December 31, 2000 are as follows:

State Street Bank and Trust	$	156,667,700	AAA	(*)
Allstate Life Insurance Company		150,224,401	AAA	(*)
Monumental Life Insurance Company		139,110,777	AAA	(*)
Chase Manhattan Bank		117,910,960	AAA	(*)
Bank of America NT & SA		106,200,434	AAA	(*)
Continental Assurance Company		65,559,283	AAA	(*)
Aetna Life Insurance & Annuity Company		36,126,907	AAA	(*)
Metropolitan Life Insurance Company		33,114,959	AAA	(*)
Caisse des Depots (CDC)		30,796,316	AAA	(*)
John Hancock Mutual Life Insurance Company		42,725,333	AA+	(*)
New York Life Insurance Company		21,312,165	AA+	
Security-backed investments		899,749,235		
Prudential – CapMAC Insured		27,115,516	AAA	(***)
Business Men's Assurance – MBIA Insured		15,971,203	AAA	(***)
Jackson National Life		8,279,708	AAA	
John Hancock Mutual Life Insurance Company		27,177,025	AAA	
Monumental Life Insurance Company		24,541,003	AA+	
Allstate Life Insurance Company		13,230,174	AA+	
New York Life Insurance Company		288,632	AA+	
Metropolitan Life Insurance Company		26,788,372	AA	
GE Life & Annuity Assurance Company		926,404	AA	
Principal Life Insurance Company		405,731	AA	
Continental Assurance Company		329,133	AA-	
Investment contracts		145,052,901		
Asset transfer – accrual (**)		(30,589,866)		
Cash and cash equivalents		12,480,740		
Income receivable and other, net		7,238,903		
Master Trust Investment in Fixed Rate Fund	$	1,033,931,913		

(*) The rating is based on the average or implied credit ratings of the underlying assets (as determined by PRIMCO Capital Management, Inc.).

(**) Represents December 31, 2000 accrual for transfer of net assets from the Master Trust to other defined contribution plans (net).

(***) This investment was issued with a third-party insurance enhancement by an AAA-rated insurance company.

Indexed Equity Fund

The fund's assets are invested in shares of the Daily Equity Index Fund, a collective investment fund managed by Barclays Global Investors, N.A. (BGI). The objective of this fund is to closely approximate the total return of the S&P Composite (S&P 500) Index before fees and expenses. However, there is no guarantee (either from BGI or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Balanced Fund

The fund's assets are invested in shares of the INVESCO Total Return Fund (INVESCO Fund), a mutual fund managed by INVESCO Funds Group (IFG). The objective of this fund is to maximize total return, consisting of capital appreciation and current income, and to control risk. However, there is no guarantee (either from IFG or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests in a combination of U.S. equity securities (consisting of common stocks and, to a lesser degree, securities convertible into common stock), fixed income securities and cash equivalents. This fund was eliminated as an investment option of the Master Trust effective March 1, 2001 and transferred into other funds at the direction of the participants.

International Equity Fund

The fund's assets are invested in shares of the EuroPacific Growth Fund, a mutual fund managed by Capital Research and Management Company (Capital). The objective of this fund is to achieve long-term capital appreciation through international diversification. However, there is no guarantee (either from Capital or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests primarily in equity securities of issuers domiciled outside the U.S., normally in Europe and the Pacific Basin.

Large Cap Growth Fund

The fund's assets are invested in shares of the American Twentieth Century Ultra Investors Fund, a mutual fund managed by American Century Investment Management, Inc. (American). The objective of this fund is to achieve capital growth over time. The fund's aggressive investment strategy tends to increase both its volatility and long-term growth potential. However, there is no guarantee (either from American or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests primarily in equity securities of domestic and foreign companies that American identifies as fast-growing, midsize, and larger companies.

LifePath Fund

The fund's assets are invested in shares of a family of five diversified mutual funds managed by BGI. The objective of this fund is to meet long-term investment goals based upon various time horizons. However, there is no guarantee (either from BGI or the Company) of achieving the objective, nor is there a guarantee

(Continued)

against loss of principal or earned investment returns. The fund uses an asset allocation strategy to invest in a portfolio with a changing mix of U.S. and international asset classes. As time passes and market conditions change, the portfolio is adjusted, seeking to maximize investment returns as appropriate for each fund's investment time horizon. The five LifePath mutual funds time horizons are: LifePath Income Fund, LifePath 2010 Fund, LifePath 2020 Fund, LifePath 2030 Fund, and LifePath 2040 Fund.

Managed Equity Fund

The fund's assets are invested in the J.P. Morgan Managed Equity Fund, a commingled investment fund managed by J.P. Morgan Investment Management, Inc. (JPMIM). The objective of this fund is to provide returns in excess of the S&P 500 Index, while maintaining risk characteristics similar to the S&P 500 Index. However, there is no guarantee (either from JPMIM or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests primarily in large and medium capitalization U.S. and foreign stocks included in the S&P 500 Index.

Intermediate-Term Bond Fund

The fund's assets are invested in the PIMCO Total Return Fund, a mutual fund managed by Pacific Investment Management Company (PIMCO). The objective of this fund is to prudently invest to maximize earnings and to maintain the value of the safety of principal. However, there is no guarantee (either from PIMCO or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests primarily in fixed income bonds that mature over an average of ten years, and include U.S. government bonds, corporate bonds, mortgage bonds, and U.S. dollar and foreign currency bonds of foreign issuers.

Small Cap Equity Fund

The fund's assets are invested in the U.S. Small Cap Portfolio (formerly the DFA U.S. 6-10 Small Company Fund), a mutual fund managed by Dimensional Fund Advisors, Inc (DFA). The objective of this fund is to provide long-term capital appreciation. However, there is no guarantee (either from DFA or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. The fund invests primarily in a broad and diverse group of small U.S. companies that have readily marketable securities.

Siemens AG Stock Fund

This fund was added as an investment of the Master Trust effective June 1, 2001. The fund invests only in stock of Siemens ADR with a small amount in a short-term investment fund to provide liquidity and to accommodate daily transactions. The objective of this fund is to give participants an opportunity to track the performance of Siemens AG ordinary receipts. The Siemens ADR are evidenced by American Depositary Receipts (ADRs). ADRs are certificates issued by a United States bank in return for Siemens AG ordinary shares that the bank holds on deposit. The ADRs are traded on the United States market as a proxy for Siemens AG ordinary shares. Cash dividends are paid into the fund on the date paid by Siemens AG. The dividends are paid in cash at the rate of 85% of the full dividend due to foreign withholding taxes. The fund is not diversified since assets are invested in a single stock. Therefore, this is a high-risk investment and there is no guarantee against loss of principal or earned investment returns. The trustee buys and sells the Siemens AG stock at fair market value, paying brokerage commissions from fund assets.

(Continued)

Frozen Stock Funds

During 2001, the Master Trust included four frozen stock funds:

- Honeywell Stock Fund (formerly the Allied Signal Stock Fund),
- Motorola Stock Fund (transferred into the Master Trust from the Motorola Employees Earnings and Profit Sharing Plan in 2000),
- Eaton Stock Fund (transferred into the Master Trust from the Aeroequip-Vickers Savings and Profit Sharing Plan in 2000), and
- Milacron Stock Fund (transferred into the Master Trust from the Aeroequip-Vickers Savings and Profit Sharing Plan in 2000).

Each fund is frozen in that participants may not use contributions to purchase additional shares of stock and interfund transfers into these funds are not permitted. However, participants are allowed to transact interfund transfers out of these funds into any other fund on a daily basis. For the Motorola Stock Fund, the Eaton Stock Fund, and the Milacron Stock Fund, participants electing to transfer out of these funds must transfer 100% of their balance in the fund. Partial transfers from these three stock funds were not allowed. Any cash dividends paid on the frozen stock funds are allocated to participants' accounts in the Stable Value Fund.

The respective frozen stock funds consist of shares of common stock of: Honeywell, Motorola Inc., Eaton Corporation, and Milacron Inc. The Eaton and Milacron Stock Funds were liquidated on September 25, 2001 and the Motorola Stock Fund was liquidated on November 30, 2001. The Honeywell Stock Fund will be liquidated by December 31, 2002. Participants that invested in these funds were notified of the liquidations and were given the opportunity to redirect their investments. Remaining balances as of the date of liquidation are transferred to the Stable Value Fund.

Below is 2001 and 2000 summary information for the Savings Plan's participation in each frozen stock fund:

		2001	2000
Honeywell Stock Fund:			
Net assets available for benefits at December 31	$	1,837,441	3,306,988
Net investment loss		(919,668)	(787,960)
Motorola Stock Fund:			
Net assets available for benefits at December 31		—	1,158,679
Net investment loss		(167,525)	(122,419)
Eaton Stock Fund:			
Net assets available for benefits at December 31		—	173,992
Net investment income loss		(28,276)	16,793
Milacron Stock Fund:			
Net assets available for benefits at December 31		—	432,729
Net investment income loss		(83,787)	48,081

(Continued)

The Hourly Plan and the Union Plan did not participate in these frozen stock funds.

(9) Reconciliation of Financial Statements to Form 5500 for the Savings Plan

The following is a reconciliation of net assets available for benefits from the Savings Plan financial statements to the Form 5500 at December 31, 2001 and 2000:

	2001	2000
Net assets available for benefits per the financial statements for the Savings Plan	$ 3,260,391,555	2,964,477,512
Amounts allocated to withdrawing participants	(3,017,546)	(1,465,047)
Net assets available for benefits per Form 5500	$ 3,257,374,009	2,963,012,465

The following is a reconciliation of benefits paid to participants from the financial statements for the Savings Plan to the Form 5500 of the Savings Plan for the year ended December 31, 2001:

Benefits paid to participants per the Savings Plan financial statements	$ 199,235,526
Add amounts allocated to withdrawing participants at December 31, 2001	3,017,546
Less amounts allocated to withdrawing participants at December 31, 2000	(1,465,047)
Benefits paid to participants per the Form 5500 for the Savings Plan	$ 200,788,025

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(10) Asset Transfers, Net

In connection with acquisitions by the Company, certain employees of the acquired companies were offered participation in the Plans and afforded the ability to transfer their accumulated qualified balances in the acquired companies' 401(k) plans to the Siemens plan they are eligible to participate in. In connection with sales of certain companies by the Company, certain employees of divested companies were required to terminate participation in the Siemens Savings Plans and, as such, their vested balances were transferred to plans established by the acquiring companies. In addition, certain subsidiaries of the Company merged their 401(k) plans into or out of the Siemens Savings Plans, and certain employees transferred assets into or out of their plan to other Company-sponsored qualified plans.

The amount of net asset transfers to (from) the Plans for the year ended December 31, 2001 is as follows:

Plan name	Effective date	Transfers to (from) Savings Plan	Transfers to (from) Hourly Plan	Transfers to (from) Union Plan
SMS Retirement Savings Plan	January 1, 2001	$ 351,191,191	6,886,035	—
Entex 401(k) Retirement Savings Plan	January 1, 2001	48,492,403	12,621,810	—
NSW, LLC Employee Savings Plan	March 31, 2001	—	(1,583,468)	—
Jencourt, Inc. Employees 401(k) Plan & Trust	April 2, 2001	143,557	—	—
Cerel, LLC Savings Plan	April 6, 2001	124,149	64,057	—
Ellenco, LLC Savings Plan	April 6, 2001	478,314	123,949	—
Framatome ANP, Inc. Savings Plan	June 30, 2001	(95,653,733)	—	—
Frankendata, Inc. 401(k) Profit-Sharing Plan	August 1, 2001	540,026	—	—
Cube Technology, Inc. Profit Sharing Plan & Trust	October 1, 2001	905,535	—	—
Advanced Turbine Components 401(k) Savings Plan	October 12, 2001	(5,145,723)	(9,482,008)	—
Miltronics, Inc. US Retirement Savings Plan	November 1, 2001	3,497,967	69,841	—
Acuson, Inc. 401(k) Retirement Savings Plan**	December 31, 2001	61,765,255	33,258,214	—
Efficient Networks, Inc. 401(k) Savings Plan**	December 31, 2001	9,591,644	195,748	—
Securities Technologies Group, Inc. 401(k) Retirement Savings Plan**	December 31, 2001	4,142,832	3,125,294	—
VDO Employee Savings Plan**	December 31, 2001	17,734,448	26,601,672	—
Shell Provident 401 (k) Plan & Shell Pay Deferral Investment 401 (k) Plan*	December 31, 2001	(22,769,367)	—	—
Net transfer – other plans sponsored by the Company	Various	(57,040,233)	47,445,657	9,842,390
Total		$ 317,998,265	119,326,801	9,842,390

* Payable as of December 31, 2001

** Receivable as of December 31, 2001

(11) Subsequent Events

Effective January 1, 2002, the following groups of employees associated with acquisitions in 2001 became eligible to participate in the Savings Plan and the Hourly Plan:

- Acuson Corporation;
- Security Technologies Group;
- Efficient Networks, Inc.;
- Siemens VDO Automotive; and
- Ecton, Inc.

SIEMENS CORPORATION
SAVINGS PLANS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
Savings Plan				
*	Participants' loans	10,607 loans outstanding with interest rates ranging from 6.00% to 9.50%	—	$ 73,638,041

* Represents a party-in-interest to the individual plan as defined by ERISA.

See accompanying independent auditors' report.

SIEMENS CORPORATION
SAVINGS PLANS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
Hourly Plan				
*	Participants' loans	4,129 loans outstanding with interest rates ranging from 6.00% to 9.50%	—	$ 13,486,865

* Represents a party-in-interest to the individual plan as defined by ERISA.

See accompanying independent auditors' report.

SIEMENS CORPORATION
SAVINGS PLANS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
Union Plan					
*	Participants' loans	1,176 loans outstanding with interest rates ranging from 6.00% to 9.50%	—	$	3,846,299

* Represents a party-in-interest to the individual plan as defined by ERISA.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to the signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN FOR HOURLY EMPLOYEES
(Registrant)

By: Administrative and Investment Committees of the Siemens Corporation Savings Plans

Date: June 27, 2002

By: Daniel Navatta

Siemens Corporation
Daniel Navatta
Assistant Controller and
Director of Benefit Accounting

KPMG

345 Park Avenue
New York, NY 10154

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS'

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13428) of Siemens Corporation of our report dated June 21, 2002 relating to the financial statements and financial statement schedule of the Siemens Savings Plan for Hourly Employees, which appears in this Form 11-K.

New York, New York
June 27, 2002

KPMG LLP